Exhibit 99.83

DeFi Technologies Inc. Completes Strategic Acquisition of Private Research Firm, Reflexivity Research LLC,

Co-Founded by Anthony Pompliano and Will Clemente

●	Acquisition Completed: DeFi Technologies Inc. has successfully acquired Reflexivity Research LLC, a private research firm known for its high-quality, crypto-native research and significant client base including major cryptocurrency organizations. This marks DeFi Technologies’ first venture into the research domain, aiming to bridge traditional and decentralized finance.

●	Strategic Implications: The acquisition allows DeFi Technologies to enhance its service offerings with valuable insights and intelligence in the cryptocurrency market, strengthening its role as a pivotal connector between traditional and decentralised finance sectors.

●	Transaction Details: The acquisition involved DeFi Technologies acquiring all issued and outstanding securities of Reflexivity Research for 5 million common shares, subject to a 12-month lock-up schedule. This move reflects a mutual confidence in the long-term value of this partnership, with no finder fees paid for the acquisition.

Toronto, Canada, February 7, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce the successful completion of its acquisition of Reflexivity Research LLC (“Reflexivity”), a premier private research firm that specializes in producing cutting-edge research reports for the cryptocurrency industry (the “Acquisition”).

Reflexivity, co-founded by Anthony Pompliano and Will Clemente, offers high-quality crypto-native research designed for traditional finance investors. The firm is known for unique Bitcoin analysis, along with counting some of the most well-known cryptocurrency organisations as clients, including eToro, Solana, Avalanche, NEAR, Fantom, Sei Network, and many more. Reflexivity’s research is distributed via their homepage, a premium membership portal, and an email list of over 55,000 investors which generates a positive cash flow for Reflexivity.

Reflexivity has also focused on creating a large third-party distribution channel for their research, which has been accomplished by partnering with platforms such as TradingView, eToro, and others.

Reflexivity is set to host its annual Bitcoin Investor Day, scheduled for March 22, 2024, in New York City. This event promises to be a gathering of industry luminaries, featuring key leaders from prominent firms such as Blackrock, Fidelity, VanEck, ARK, Bitwise, Galaxy Digital, and Skybridge, among others. The day will be an opportunity for in-depth discussions and insights into the Bitcoin market, led by some of the most influential figures in the field.

The Acquisition signifies DeFi Technologies’ inaugural foray into the research domain, underscoring its dedication to fostering knowledge and understanding in the dynamic cryptocurrency sector. With the Acquisition, DeFi Technologies not only reinforces its role as a pivotal bridge between traditional and decentralized finance but will now also offer valuable insights and intelligence to its clientele, further enhancing its comprehensive suite of services in the financial ecosystem.

In connection with the Acquisition, DeFi Technologies acquired all issued and outstanding securities of Reflexivity Research for 5 million common shares of DeFi Technologies (the “Payment Shares”). The Payment Shares are subject to a lock-up schedule of 12 months, with the Payment Shares being released in equal tranches every three months, underscoring mutual confidence in the enduring value of this joint venture. No finder fees were paid in connection with the Acquisition.

Anthony Pompliano, co-founder of Reflexivity Research, commented, “As traditional finance continues to allocate to this new asset class and structured products become more important in 2024, we are excited to partner with DeFi and the pioneers of the ETP market at Valour. This collaboration will enhance our research and bring insightful, actionable intelligence to our clients, bridging the gap between traditional finance and the burgeoning potential of cryptocurrency markets.”

Olivier Roussy Newton, Chief Executive Officer of DeFi Technologies, commented, “This acquisition marks the beginning of a new chapter for us as we establish our presence in the research sector. Joining forces with Reflexivity Research is a strategic step that will greatly enhance our offerings and provide our clients with access to premier insights in the cryptocurrency market.”

About Reflexivity Research LLC

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and cryptocurrency industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the benefits of the Acquisition; development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech

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